CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$11,445,000	$1,224.62

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees of $582,147.81 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-117770) filed by JPMorgan Chase & Co. on July 30, 2004, and have been carried forward, of which $1,224.62 offset against the registration fee due for this offering and of which $580,923.19 remains available for future registration fees. No additional registration fee has been paid with respect to this offering

Pricing supplement no. 124 To prospectus dated December 1, 2005, prospectus supplement dated December 1, 2005 and product supplement no. 20-I dated March 21, 2006	Registration Statement No. 333-130051 Dated September 15, 2006 Rule 424(b)(2)

Structured Investments	JPMorgan Chase & Co. $11,445,000 Annual Review Notes Linked to the S&P 500® Index due September 30, 2009

General

  The notes are designed for investors who seek early exit prior to maturity at a premium if, on any one of the three annual Review Dates, the S&P 500® Index is at or above the Call Level applicable to that Review Date. If the notes are not called, investors are protected against up to a 10% decline of the Index on the final Review Date but will lose some or all of their principal if the Index declines by more than 10%. Investors in the notes should be willing to accept this risk of loss, and be willing to forgo interest and dividend payments, in exchange for the opportunity to receive a premium payment if the notes are called.
  The first Review Date, and therefore the earliest date on which a call may be initiated, is September 25, 2007.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing September 30, 2009†.
  Minimum denominations of $50,000 and integral multiples of $1,000 in excess thereof.
  The notes priced on September 15, 2006 and are expected to settle on or about September 20, 2006.

Key Terms

Index:	The S&P 500® Index (the “Index”).
Automatic Call:

If the Index closing level on any Review Date is greater than or equal to the Call Level, the notes will be automatically called for a cash payment per note that will vary depending on the applicable Review Date and call premium.

Call Level:	100% of the Initial Index Level.
Payment if Called:

For every $1,000 principal amount note, you will receive one payment of $1,000 plus a call premium calculated as follows:
• 7.90% x $1,000 if called on the first Review Date
• 15.80% x $1,000 if called on the second Review Date
• 23.70% x $1,000 if called on the final Review Dat

Payment at Maturity:

If the notes are not called and a mandatory redemption is not triggered, your principal is protected at maturity against up to a 10% decline of the Index. If the Ending Index Level has declined by up to 10% from the Initial Index Level, you will receive the principal amount of your notes at maturity. If the Ending Index Level declines by more than 10%, you will lose 1.1111% of the principal amount of your notes for every 1% that the Index declines beyond 10% and your payment per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 x (Index Return + 10%) x 1.1111]

Assuming the notes are not called, you will lose some or all of your investment at maturity if the Index Return reflects a decline of more than 10%.

Buffer:	10%
Index Return:	The performance of the Index from the Initial Index Level to the Ending Index Level calculated as follows:
Ending Index Level – Initial Index Level Initial Index Level
Initial Index Level:	The Index closing level on the pricing date, which was 1319.87.
Ending Index Level:	The Index closing level on the final Review Date.
Review Dates†:	September 25, 2007 (first Review Date), September 25, 2008 (second Review Date) and September 25, 2009 (final Review Date)
Maturity Date†:	September 30, 2009
CUSIP:	48123JDZ9
†

Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” or “Description of Notes — Automatic Call,” as applicable, in the accompanying product supplement no. 20-I.

Investing in the Annual Review Notes involves a number of risks. See “Risk Factors” beginning on page PS-4 of the accompanying product supplement no. 20-I and “Selected Risk Considerations” beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$1,000	$30.90	$969.10

Total	$11,445,000	$353,650.50	$11,091,349.50

(1)

J.P. Morgan Securities Inc., whom we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $30.90 per $1,000 principal amount note and will use a portion of that commission to pay selling concessions to other affiliated dealers of $15.45 per $1,000 principal amount note. See “Underwriting” beginning on page PS-20 of the accompanying product supplement no. 20-I.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee. The aggregate amount of these fees will be $30.90 per $1,000 principal amount note.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

September 15, 2006

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated December 1, 2005 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 20-I dated March 21, 2006. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated September 8, 2006 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 20-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

  Product supplement no. 20-I dated March 21, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206000706/e23366_424b2.pdf

  Prospectus supplement dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002390/e22885_424b2.txt

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC Web site is 19617. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to JPMorgan Chase & Co.

Hypothetical Examples of Amounts Payable Upon Automatic Call or At Maturity

The following table illustrates the hypothetical simple total return (i.e., not compounded) on the notes that could be realized on the applicable Review Date for a range of movements in the Index as shown under the column “Index Level Appreciation/Depreciation at Review Date.” The following table assumes a Call Level equal to a hypothetical Initial Index Level of 1300. The table reflects that the percentages used to calculate the call price applicable to the first, second and final Review Dates are 7.90%, 15.80% and 23.70%, respectively, regardless of the appreciation of the Index, which may be significant. There will be only one payment on the notes whether called or at maturity. An entry of “N/A” indicates that the notes would not be called on the applicable Review Date and no payment would be made for such date. The hypothetical returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes.

Initial Index Level	Index Level Appreciation/ Depreciation at Review Date	Total Return at First Review Date	Total Return at Second Review Date	Total Return at Final Review Date

2340.00	80%	7.90%	15.80%	23.70%
2210.00	70%	7.90%	15.80%	23.70%
2080.00	60%	7.90%	15.80%	23.70%
1950.00	50%	7.90%	15.80%	23.70%
1820.00	40%	7.90%	15.80%	23.70%
1690.00	30%	7.90%	15.80%	23.70%
1560.00	20%	7.90%	15.80%	23.70%
1430.00	10%	7.90%	15.80%	23.70%
1300.00	0%	7.90%	15.80%	23.70%
1299.70	-0.1%	N/A	N/A	0.00%
1235.00	-5%	N/A	N/A	0.00%
1170.00	-10%	N/A	N/A	0.00%
1105.00	-15%	N/A	N/A	-5.56%
1040.00	-20%	N/A	N/A	-11.11%
910.00	-30%	N/A	N/A	-22.22%
780.00	-40%	N/A	N/A	-33.33%
650.00	-50%	N/A	N/A	-44.44%
520.00	-60%	N/A	N/A	-55.56%
390.00	-70%	N/A	N/A	-66.67%
260.00	-80%	N/A	N/A	-77.78%
130.00	-90%	N/A	N/A	-88.89%
0.00	-100%	N/A	N/A	-100.00%

 The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index increases from the Initial Index Level of 1300 to an Index Closing Level of 1430 on the first Review Date. Because the Index Closing Level on the first Review Date of 1430 is greater than the Call Level of 1300, the notes are automatically called, and the investor receives a single payment of $1,079.00 per $1,000 principal amount note.

JPMorgan Structured Investments — Annual Review Notes Linked to the S&P 500® Index	PS-1

Example 2: The level of the Index decreases from the Initial Index Level of 1300 to an Index Closing Level of 1298.70 on the first Review Date, 1235 on the second Review Date and 1170 on the final Review Date. Because (a) the Index Closing Level on each of the Review Dates (1298.70, 1235, and 1170) is less than the Call Level of 1300, and (b) the Ending Index Level has not declined by more than 10% from the Initial Index Level, the notes are not called and the payment at maturity is the principal amount of $1,000 per $1,000 principal amount note.

Example 3: The level of the Index decreases from the Initial Index Level of 1300 to an Index Closing Level of 1298.70 on the first Review Date, 1170 on the second Review Date and 1040 on the final Review Date. Because (a) the Index Closing Level on each of the Review Dates (1298.70, 1170 and 1040) is less than the Call Level of 1300, and (b) the Ending Index Level is more than 10% below the Initial Index Level, the notes are not called and the investor will receive a payment that is less than the principal amount calculated as follows for each $1,000 principal amount note:

$1,000 + [$1,000 x (-20% + 10%) x 1.1111] = $888.89

Selected Purchase Considerations

  APPRECIATION POTENTIAL — If the Index closing level is greater than or equal to the Call Level on a Review Date, your investment will yield a payment per note of $1,000 plus: (i) 7.90% x $1,000 if called on the first Review Date; (ii) 15.80% x $1,000 if called on the second Review Date; or (iii) 23.70% x $1,000 if called on the final Review Date. Because the notes are our senior unsecured obligations, payment of any amount if called or at maturity is subject to our ability to pay our obligations as they become due.
  POTENTIAL EARLY EXIT WITH APPRECIATION AS A RESULT OF AUTOMATIC CALL FEATURE — While the original term of the notes is just over three years, the notes will be called before maturity if the Index closing level is at or above the Call Level on a Review Date and you will be entitled to the applicable payment corresponding to that Review Date set forth on the cover of this pricing supplement.
  LIMITED PROTECTION AGAINST LOSS — If the notes are not called and the Ending Index Level declines by no more than 10% as compared to the Initial Index Level, you will be entitled to receive the full principal amount of your notes at maturity. If the Ending Index Level declines by more than 10%, for every 1% decline of the Index beyond 10% you will lose an amount equal to 1.1111% of the principal amount of your notes.
  DIVERSIFICATION OF THE S&P 500® INDEX — The return on the notes is linked to the S&P 500® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Index, see the information set forth under “The S&P 500® Index” in the accompanying product supplement no. 20-I.
  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 20-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat your purchase and ownership of the notes as an “open transaction” for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service or a court may not respect this characterization of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. You should consult your tax adviser regarding the treatment of the notes, including possible alternative characterizations.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component stocks of the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 20-I dated March 21, 2006.
  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — If the notes are not called and the Ending Index Level declines by more than 10% compared to the Initial Index Level, you will lose 1.1111% of your principal amount for every 1% decline in the Ending Index Level compared to the Initial Index Level beyond the 10% buffer.
  LIMITED RETURN ON THE NOTES — Your potential gain on the notes will be limited to the call premium applicable for a Review Date, as set forth on the cover of this pricing supplement, regardless of the appreciation in the Index, which may be significant. Because the Index closing level at various times during the term of the notes could be higher than on the Review Dates and at maturity, you may receive a lower payment if called or at maturity, as the case may be, than you would have if you had invested directly in the Index.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the S&P 500® Index would have.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment on any Review Date or at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI, will be willing to purchase notes from you in secondary market transactions will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold the notes to maturity.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

JPMorgan Structured Investments — Annual Review Notes Linked to the S&P 500® Index	PS-2
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, we are one of the companies that make up the Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Index and the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the Index;
    the time to maturity of the notes;
    the dividend rate on the common stocks underlying the Index;
    interest and yield rates in the market generally;
    a variety of economic, financial, political, regulatory or judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Historical Information

The following graph sets forth the historical performance of the Index based on the weekly Index closing level from January 5, 2001 through September 15, 2006. The Index closing level on September 15, 2006 was 1319.87. We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on any Review Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

JPMorgan Structured Investments — Annual Review Notes Linked to the S&P 500® Index	PS-3